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DEUTSCHE BANC ALEX. BROWN                                 DEUTSCHE BANK [LOGO]

                               October 21, 1999

ID Recap, Inc.
c/o Leonard Green & Partners, L.P.
11111 Santa Monica Boulevard, Suite 2000
Los Angeles, California 90025
Attention:     Mr. John G. Danhakl
               Mr. John M. Baumer

               Re:  RECAPITALIZATION OF INTERDENT, INC.

Gentlemen:

     You have advised us that ID Recap, Inc., a Delaware corporation ("Newco") and currently a wholly owned subsidiary of Green Equity
Investors III, L.P. ("GEI III", and together with its limited partners and other affiliates, "GEI"), will engage in a leveraged recapitalization transaction (the "Recapitalization") involving InterDent, Inc. ("InterDent" or "Company"). You have also advised us that the Recapitalization will be structured as follows:

          (a) Newco and Company will enter into an Agreement and Plan of Merger (the "Recapitalization Agreement") pursuant to which Newco will merge into the Company with the Company as the surviving corporation (the "Merger"). Pursuant to the Merger, (i) all shares of capital stock of the Company (other than shares held by shareholders exercising statutory dissenters' rights ("Dissenters' Shares")) will be cancelled, (ii) each outstanding common share of capital stock of the Company (other than Dissenters' Shares and common shares owned by or held in the treasury of Newco and the Company, but including shares of such common stock issued upon conversion of the Company's convertible securities) will be converted into the right to receive cash in an amount not exceeding $9.50 per share, (iii) each outstanding share of the Company's Series A Preferred Stock will be converted into the right to receive $1.00 in cash, (iv) each outstanding share of the Company's Series D Preferred Stock will be converted into the right to receive $9.50 in cash, (v) all outstanding warrants and opinions issued by the Company with respect to its capital stock shall accelerate and be immediately exercisable, each option and warrant (other than certain options and warrants (as valued in the Merger at approximately $2.5 million) held by certain employees of the Company who shall continue in the employ of the Company post-Merger and whose options and warrants (the "Rollover Options") will remain outstanding after the Merger) will be cancelled and each option and warrant (other than Rollover Options) that has an exercise price per share less than the cash amount payable per share of Company common stock in the Merger shall be converted into a right to receive cash in an amount equal to the merger consideration per share of Company common stock, less the exercise price and less required withholding taxes (if any), and (vi) each share of capital stock of Newco outstanding immediately prior to the Merger will be converted into one newly issued share of capital stock of like tenor and like terms of the Company.

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          (b)       Contemporaneously with the execution of the
     Recapitalization Agreement, certain members of management of the Company ("Management Investors") and certain pre-Merger institutional investors in the Company (the "Institutional Investors", and together with the Management Investors, the "Rollover Investors"; the Rollover Investors, together with GEI, the "New Investor Group") will enter into an Exchange and Subscription Agreement with Newco (the "Exchange Agreement"). Pursuant to the Exchange Agreement, immediately prior to the effectiveness of the Merger, the Management Investors will exchange approximately $15.2 million (as valued in the Merger) of their common shares of the Company ("Management Rollover Common Shares") for approximately $15.2 million of common stock and preferred stock of Newco, and Institutional Investors will exchange approximately $38.5 million of their capital stock or convertible notes of the Company (as valued in the Merger) for a like value of Newco common and preferred stock (as any such Institutional Investors and Newco may agree). Notwithstanding anything to the contrary herein, (i) immediately prior to the Merger, GEI will own, directly or indirectly, a majority of the fully diluted common stock of Newco, and immediately after the Merger, GEI will own, directly or indirectly, a majority of the fully diluted common stock of the Company, and (ii) the minimum common equity contribution to Newco shall be $35.4 million, at least 50.1% of which shall be a cash equity contribution by GEI.

          (c) Contemporaneously with the execution of the Recapitalization Agreement and the Exchange Agreement, Newco and certain pre-Merger shareholders of the Company will enter into a voting agreement pursuant to which such shareholders will agree to vote in favor of the Merger (the "Voting Agreement").

          (d) Immediately prior to the Merger, GEI (in an amount not less than $120.7 million in cash) and the Rollover Investors (in shares of capital stock and/or convertible notes of the Company (as valued in the Merger) pursuant to the Exchange Agreement) will make equity contributions to Newco aggregating at least $174.4 million (excluding the Rollover Options) (the "Equity Contribution") in exchange for a combination of common stock, senior pay-in-kind preferred stock and junior pay-in-kind preferred stock to be issued by Newco. As a result of the Merger, Newco's outstanding capital stock immediately prior to the Merger will be converted, on a share per share basis, upon the effectiveness of the Merger into a share of like tenor (common stock of Company, senior PIK preferred stock of Company (the "Senior PIK
     Preferred Stock"), and junior PIK preferred stock of Company (the "Junior PIK Preferred Stock")) and like terms of capital stock of the Company.

          (e) Newco will obtain a new senior secured credit facility in an initial aggregate commitment amount of up to $50.0 million, which may be increased after the closing date.

          (f) Newco will issue up to $160.0 million of new debt financing of Newco, all or a portion of which shall be new subordinated debt financing of Newco (the "Financing").

          (g) Newco will apply the Equity Contributions and the proceeds of the Financing for the purposes set forth in clauses (i) and
     (j) below and to repurchase all of Company's shares of preferred stock and common stock (including Dissenters' Shares, warrants and options, other than the Rollover Options), for an amount not exceeding $193.9 million.

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          (h)       Concurrent with the consummation of the Merger, Gentle
     Dental Service Corporation ("Dental Service"), Gentle Dental Management, Inc. ("Dental Management"), and Dental Care Alliance, Inc. ("DCA"), wholly-owned subsidiaries of Company, and Company shall execute and deliver documents pursuant to which (i) Company and each such subsidiary become jointly and severally liable under the Credit Facility as borrowers and (ii) Company and each such subsidiary become jointly and severally liable under the Financing as issuers or borrowers, as the case may be.

          (i) Concurrent with the Merger, Dental Service, Dental Management and DCA will also fully repay and terminate their existing credit agreement (the "Existing Credit Agreement") under which there will be outstanding approximately $68.0 million in indebtedness as of December 31, 1999.

          (j) Costs and expenses incurred in connection with the Transactions (as defined below) will be paid in an approximate aggregate amount of $18.8 million.

     The foregoing transactions, collectively with the Recapitalization, are referred to herein as the "Transactions". Upon consummation of the Transactions, none of the existing indebtedness of Company and its subsidiaries (including convertible notes) will remain outstanding other than
(i) approximately $16.3 million in the aggregate as of December 31, 1999 (or if such amount is higher at any time, such higher amount as is satisfactory to DBSI) of seller notes previously issued by Company and its subsidiaries in connection with acquisition of dental practices or dental practice management companies, (ii) approximately $3.4 million as of December 31, 1999 (or if such amount is higher at any time, such higher amount as is satisfactory to
DBSI) of capital leases and (iii) existing and future potential earn-out payment obligations up to an amount to be agreed upon. You have further advised us that the Credit Facility will be used for permitted acquisitions and to provide for the working capital requirements and other corporate purposes of Company and its subsidiaries. Any reference to "Borrower" or "Borrowers" herein shall be to (i) Newco prior to the Merger and (ii) thereafter, the Company (as the surviving corporation of the Merger), Dental Service, Dental Management and DCA.

     Your have asked Deutsche Bank Securities Inc. ("DBSI") to assist you and the Company, as underwriter or placement agent, in raising a portion of the funds required to consummate the Transactions through the sale or placement of the Financing.

     We are pleased to inform you that we are highly confident of our ability, as underwriter or placement agent, to sell or place the Financing in connection with the Transactions, based upon (and subject to) our understanding of the Transactions and current market conditions and subject to the conditions set forth below. The structure, interest rate and yield, covenants and terms of the Financing will be as determined by DBSI, in consultation with you and the Company based on market conditions at the time of the sale or placement (which may necessitate an equity component depending upon market conditions, which equity component, if so requested by DBSI, may be underwritten or placed by DBSI), and on the structure and documentation of the Transactions.

     Our confidence in our ability to consummate the sale or placement of the Financing is subject to (i) there not having occurred any material adverse change or development in the business, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects of the

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Company and its subsidiaries, taken as a whole, since December 31, 1998; the absence of any new information or additional developments concerning conditions or events previously disclosed to DBSI, in each case, which may be reasonably expected to have a material adverse effect on the condition (financial or otherwise), results of operations, business or prospects of the Company and its subsidiaries ("Material Adverse Effect"), (ii) there not existing any pending or threatened claim, suit or proceeding by any governmental or regulatory authority, which could have a Material Adverse Effect, (iii) the principal economic terms and structure of the Transactions and the financing thereof shall be on the terms as described in this letter and otherwise described to DBSI on the date hereof and the execution of documentation relating thereto satisfactory in form and substance to DBSI,
(iv) the terms of the equity securities issued in exchange for Equity Contributions shall be satisfactory to DBSI, (v) the receipt of all governmental, regulatory or third-party approvals or consents in connection with the Transactions, other than such approvals or consents the lack of which will not have a Material Adverse Effect, (vi) the execution, delivery and effectiveness of satisfactory documentation for the Transactions and the financing thereof, (vii) satisfactory agreement and documentation with respect to the Financing and the offering, sale and/or arrangement thereof,
(viii) the receipt of satisfactory independent third-party reports as to environmental matters and the receipt of satisfactory certificate from the chief financial officer of the Company as to solvency, (ix) the availability of (a) audited financial statements of the predecessor companies of the Company and its subsidiaries (consisting of (1) Gentle Dental Service Corporation and its subsidiaries, (2) Dental Care Alliance, Inc. and its subsidiaries, and (3) in the case of the fiscal years ended December 31, 1996 and 1997 only, Capitol Dental Care, Inc. and Dental Maintenance of Oregon, P.C. and their respective subsidiaries) for the fiscal years ended
December 31, 1996, 1997 and 1998, (b) unaudited pro forma combined financial statements of the Company and its subsidiaries consisting of (1) an unaudited pro forma combined balance sheet of the Company and its subsidiaries as of September 30, 1998, (2) an unaudited pro forma combined statement of operations for the nine-month period ended September 30, 1998, and (3) unaudited pro forma combined statements of operations for the twelve-month periods ended December 31, 1997 and December 31, 1996, (c) unaudited financial statements of the Company and its subsidiaries for the nine month period ending September 30, 1999 and for the fiscal periods most recently ended prior to the closing date (including without limitation monthly financial statements for the period from June 30, 1999 to the closing date and a representation from the management of the Company in form and substance satisfactory to the Lender that the results for the fiscal quarter and the fiscal year ended December 31, 1999 fairly present the financial condition of the Company and its subsidiaries as at the dates indicated and the results of their operations and cash flows for the periods indicated), (d) a PRO FORMA balance sheet of the Borrowers and their respective subsidiaries as of the closing date after giving effect to the Transactions contemplated hereby, and
(e) projected financial statements (including balance sheets and statements of operations, stockholders' equity and cash flows) of the Borrowers and their respective subsidiaries for the ten year period after the closing date, all of the foregoing to be (x) substantially consistent with any financial statements for the same periods delivered to DBSI prior to the date of this letter and, in the case of any such financial statements for subsequent periods, substantially consistent with any projected financial results for such periods delivered to the Lender prior to the date of this letter and (y) otherwise in form and substance satisfactory to DBSI, in each case in form and presentation as required by the Securities Act of 1933, as amended, and the rules and regulations thereunder applicable to registration statements filed thereunder, (x) the receipt by DBSI of evidence in form and substance satisfactory to DBSI showing that the ratio of consolidated total debt (for this purpose only, excluding earn-out payment obligations) of Company and its subsidiaries outstanding as of December

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31, 1999 (after giving pro forma effect to the Transactions and after giving pro forma effect to acquisitions completed after December 31, 1999 ("Specified Acquisitions")) to the consolidated EBITDA of the Company and its subsidiaries for the twelve months ended December 31, 1999 (calculated by annualizing the consolidated EBITDA for the fiscal quarter ending
December 31, 1999 and adding thereto the Pro Forma EBITDA of affiliated dental practices acquired in Specified Acquisitions) is less than 4.75:1.0; the Pro Forma EBITDA of any affiliated dental practices acquired in a Specified Acquisition shall mean the EBITDA of such affiliated dental practices adjusted for non-recurring verifiable expense deductions, including, without limitation, excess owner compensation, PROVIDED, HOWEVER, that the calculation of Pro Forma EBITDA shall be reasonably acceptable to DBSI, (xi) there not having been any disruption or material adverse change or development in the market for new issues of senior secured debt securities, high yield securities, other subordinated debt securities or the financial or capital markets in general, in the sole judgment of DBSI, (xii) DBSI and its representatives being satisfied with the results of their due diligence,
(xiii) your and the Company's full cooperation with respect to the marketing of the Financing and (xiv) DBSI having a reasonable time to market the Financing based on DBSI's experience in comparable transactions.

     This letter is not intended to be and should not be construed as a commitment with respect to the underwriting, sale or placement of the Financing and creates no obligation or liability on our part, or on the part of any of our affiliates, in connection therewith.

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     Except as otherwise required by law or unless DBSI has otherwise consented in writing, you are not authorized to show or circulate this letter to any other person or entity (other than your legal or financial advisors in connection with your evaluation of the Recapitalization and the legal and financial advisors of the Company).

                                     Very truly yours,

                                     DEUTSCHE BANK SECURITIES INC.


                                     By: /s/ John C. Cushman
                                        -------------------------------------
                                        Name:  JOHN C. CUSHMAN
                                        Title: VICE PRESIDENT


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